Issuer Free Writing Prospectus dated June 27, 2024

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 24, 2024

Registration File No. 333-280068

This free writing prospectus relates to the common stock of Alumis Inc. (the “Company”) and should be read together with the preliminary prospectus dated June 24, 2024 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-280068) (the “Registration Statement”) related to the offering of such securities. The Preliminary Prospectus may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1847367/000110465924074108/tm2411163-12_s1a.htm.

References to “Alumis,” “the company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus and primarily relates to certain pricing information and our entry into an agreement with AyurMaya Capital Management Fund, LP (“AyurMaya”) pursuant to which AyurMaya has agreed to purchase shares of our common stock in a separate private placement concurrent with this offering.

Common stock offered in this offering	13,125,000 shares

Common stock offered in the concurrent private placement	AyurMaya, an existing holder of more than 5% of our capital stock, which is affiliated with one of our directors, has agreed to purchase $40.0 million in shares of our common stock at the initial public offering price per share (or 2,500,000 shares based on the initial public offering price of $16.00 per share), in a private placement that is expected to close on or before 21 days after the closing of this offering. The closing of the concurrent private placement is contingent on the closing of this offering. However, the closing of this offering is not conditioned upon the closing of the concurrent private placement.

Total common stock and non-voting common stock to be outstanding immediately after this offering and the concurrent private placement	54,344,729 shares (of which 47,159,821 shares will be common stock), or 56,313,479 shares (of which 49,128,571 shares will be common stock) if the underwriters exercise their over-allotment option in full.

Underwriters’ over-allotment option of common stock	We have granted the underwriters an option, exercisable for a period of 30 days after the date of the final prospectus relating to this offering, to purchase up to an additional 1,968,750 shares of our common stock.

Initial public offering price	$16.00 per share

Concurrent Private Placement

AyurMaya has agreed to purchase $40.0 million in shares of our common stock at the initial public offering price per share (or 2,500,000 shares based on the initial public offering price of $16.00 per share), in a private placement that is expected to close within 21 days of the closing of this offering. The closing of the concurrent private placement is contingent on the closing of this offering. However, the closing of this offering is not conditioned upon the closing of the concurrent private placement.

The sale of such shares to AyurMaya will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to certain restrictions on transfer pursuant to applicable securities laws and these shares are subject to a 180-day lock-up agreement with the underwriters in this offering.

The underwriters will not receive any fees in connection with the sale of shares to AyurMaya in the proposed concurrent private placement.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $190.3 million (or approximately $219.6 million if the underwriters' over-allotment option is exercised in full), based on the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, primarily to fund clinical development and related studies for our product candidates as well as our activities in preparation for such clinical development.

In addition, the underwriters have agreed to reimburse us for certain expenses in connection with the offering in an amount up to $2.2 million.

RISK FACTORS

The following supplements our disclosure under the section titled “Risk Factors” in the Preliminary Prospectus.

We may experience delays and difficulties with the closing of the Concurrent Private Placement and no assurance can be given that closing will take place on the timeline currently anticipated. The failure to close the Concurrent Private Placement could adversely impact our future liquidity and our financial condition.

We are entering into a securities purchase agreement to sell directly to the private placement purchaser, in a concurrent private placement, shares of common stock at the same price as the price to the public in this offering for aggregate gross proceeds of $40.0 million. The closing of the Concurrent Private Placement is expected to close within 21 days of the closing of this offering. We may experience delays and difficulties with the closing of the Concurrent Private Placement, and no assurance can be given that closing will take place on the timeline currently anticipated. It is possible that we will not receive the entire amount of expected proceeds on the timeline currently anticipated. The failure to close the Concurrent Private Placement could adversely impact our future liquidity and our financial condition.

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Alumis has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649, or by email at prospectus@morganstanley.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, NY 10022, or by email at prospectus@cantor.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.